04013603

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2474

8-2474

RECEIVED DEC 27 2004

FACING PAGE

Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2003 (MM/DD/YY) AND ENDING October 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Asylum Street - 15th Floor
(No. and Street)

Hartford,	Connecticut	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Coburn — (860) 522-7171
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC
(Name - if *individual, state last, first, middle name)*

231 Farmington Avenue	Farmington	Connecticut	06032
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OLYD4S control number.

OATH OR AFFUMATION

I, Barry Coburn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of October 31, 192004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

signature

Title

Notary Public

LESLIE E. ARCHAMBAULT
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2005

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

Board of Directors
Coburn & Meredith, Inc.
225 Asylum Street - 15th Floor
Hartford, Connecticut 06103

We have audited the accompanying statement of financial condition of Coburn & Meredith, Inc. (a Connecticut corporation) as of October 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of October 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 through 3 are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,
Bernardi & Company, LLC
BERNARDI & COMPANY LLC
Certified Public Accountants

November 29, 2004

We present the following report as of October 31, 2004:

Exhibit A -	Statement of Financial Condition as of October 31, 2004.
Exhibit B -	Statement of Income for the Year Ended October 31, 2004.
Exhibit C -	Statement of Changes in Stockholders' Equity for the Year Ended October 31, 2004.
Exhibit D -	Statement of Cash Flows for the Year Ended October 31, 2004.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of October 31, 2004.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of October 31, 2004.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of October 31, 2004.

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2004

ASSETS

Assets:		
Cash		$ 82,390
Receivables:		
Brokers and dealers clearance accounts	$ 352,259	
Other - good faith deposit	25,175	
Securities owned at market value	3,300	
Non-customer registered representatives	47,656	
Total Receivables		428,390
Equipment, net of accumulated depreciation of $49,311		101,139
Other Assets		31,873
TOTAL ASSETS		$ 643,792

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and other accrued expenses		$ 370,250
Commitments and Contingencies		
Stockholders' Equity:		
Class A Preferred stock, 5% cumulative - $1,000 par value; 1,000 shares authorized, 434 shares issued and outstanding	$ 434,000	
Class B Preferred stock, 4 1/2% non-cumulative - $100 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	100,000	
Common stock, $1 par value; 10,000 shares authorized; 470 shares issued and outstanding	470	
Paid-in capital	53,121	
Accumulated deficit	(314,049)	
Total Stockholders' Equity		273,542
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 643,792

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED OCTOBER 31, 2004

Revenues:		
Securities commissions	$ 3,481,935	
Selling commissions on other investments	1,935,083	
Interest income	161,562	
Other income	82	
Total Revenues		$ 5,578,662
Operating Expenses:		
Salaries and commissions	3,743,400	
Payroll taxes	143,734	
Employee benefits	106,852	
Clearing expense	461,300	
Information expense	236,349	
Computer supplies	30,946	
Rent	217,223	
Depreciation	45,532	
Repairs and maintenance	16,135	
Communications	95,489	
Insurance	12,884	
Professional fees	135,280	
Licenses and fees	71,950	
Equipment rental	7,978	
Office expense	19,412	
Postage	24,729	
Property and miscellaneous taxes	3,157	
Bad debt expense	36,521	
Advertising	653	
Miscellaneous expense	695	
Interest expense	7,034	
Travel, meals and entertainment	32,319	
Settlement expense	10,000	
Total Operating Expenses		5,459,572
Income Before Provision for Income Taxes		119,090
Provision for income taxes		706
Net Income for the Year		$ 118,384

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2004

	Capital Stock				
	Class A Preferred	Class B Preferred	Common	Additional Paid-in Capital	Accumulated Deficit
Balances - November 1, 2003	$ 434,000	$ 100,000	$ 470	$ 53,121	$ (410,733)
Dividends declared					(21,700)
Net Income	-	-	-	-	118,384
Balances - October 31, 2004	$ 434,000	$ 100,000	$ 470	$ 53,121	$ (314,049)

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2004

Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net Income		$ 118,384
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 45,532	
Change in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Receivables	(103,862)	
Non-customer registered representatives	8,146	
Other assets	3,553	
Accounts payable and accrued liabilities	39,085	
Total Adjustments		(7,546)
Net Cash Provided By Operating Activities		110,838
Cash Flows Used In Investing Activities:		
Capital expenditures		(128,870)
Net Decrease in Cash		(18,032)
Cash at the Beginning of Year		100,422
Cash at the End of Year		$ 82,390
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 7,034
Income taxes		$ 716

See Accompanying Notes

Note 1 - Accounting Policies:

General:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Hartford, Connecticut with a branch office in Boston, Massachusetts, which deals in listed and OTC securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Securities Transactions:

The statement of financial condition reflects all securities positions utilizing the settlement-date basis, which is not materially different from the trade-date basis. In determining profit and loss, unrealized gains and losses on all securities transactions and related commissions are recognized on a trade-date basis.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets.

Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. When a depreciable asset is retired or sold, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of operations.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Clearing Arrangements:

The Company clears security transactions through the Pershing Division ("Pershing") of Bank of New York, whereby Pershing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. Under specific terms of the agreement, Pershing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company. The Company also maintains a margin account with Pershing through which it executes its own principal trading activities.

Under these agreements, the Company is required to maintain a minimum cash deposit of $25,000 on which it receives interest at ½% below the average broker's call rate. The Company may draw on commissions and principal trading gains as they are earned.

Note 3 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	706
Total	$ 706

The difference between income for financial reporting and tax return purposes results from non-deductible entertainment and life insurance expenses.

As of October 31, 2004, the Company had a federal net operating loss carryforward of $1,004,815 of which $83,440 will expire in 2017, $203,847 will expire in 2018, $116,245 will expire in 2019, $17,723 will expire in 2020, $110,768 will expire in 2021, $271,104 will expire in 2022, and $201,688 will expire in 2023.

As of October 31, 2004, the Company had a state net operating loss carryforward of $581,413, $108,871 will expire in 2006, $271,104 will expire in 2007, and $201,438 will expire in 2008.

Note 4 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the year ended October 31, 2004, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness.

As of October 31, 2004, the Company had net capital of $85,649, which was $35,649 in excess of the minimum required.

Note 5 - Commitments and Contingencies:

Leases:

In January 2004, the Company negotiated a lease for 7,488 square feet of office space. The lease term was from February 1, 2004 through December 31, 2009. The Company is obligated to pay a proportionate share of operating expenses. Rental expense for the Hartford location was $110,162 for the year ended October 31, 2004

At October 31, 2004, future minimum lease payments over the term of the lease are as follows:

October 31, 2005	$ 132,013
October 31, 2006	132,013
October 31, 2007	132,013
October 31, 2008	132,013
October 31, 2009	132,013
Thereafter	22,002
Total	$ 682,067

In September 2002, the Company entered into a sub-lease for the new location of its Boston office, covering two and one-half years through February 15, 2004. The lease term called for monthly payments of $7,150. In addition, the Company was obligated to pay a proportionate share of any increase in property taxes and operating expenses over the base calendar year 2003. The Company was also obligated to pay $275 per month to cover electrical charges. Fluctuations with respect to lease payments varied due to adjustments for utility costs. The Company is currently on a month-to-month basis and in process of negotiating a new lease for the Boston location. Total rent expense for this Boston location was $104,381 for the year ended October 31, 2004. Rent expense also included miscellaneous storage costs and related utilities.

Note 6 - Capital Stock and Equity Considerations:

As of October 31, 2004, Class A preferred stock had a par value of $1,000 per share and a cumulative dividend of five percent. There were 1,000 shares authorized, 434 shares issued, and 434 shares outstanding. Class B preferred stock had a par value of $100 per share and a noncumulative dividend of four and one-half percent. Class B preferred stock had authorized shares of 10,000, with 1,000 shares issued and 1,000 shares outstanding. Common stock had a par value of $1 per share. There were 10,000 shares of common stock authorized, with 470 shares issued and 470 shares outstanding.

Note 7 - Advertising:

Advertising costs totaled $653 for the year ended October 31, 2004. The Company utilizes print media advertising for the promotion of company activities.

SCHEDULE 1

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
OCTOBER 31, 2004

NET CAPITAL:

Stockholders' Equity		$ 273,542
Less: Non-allowable assets -		
Advances to registered representatives	$ (47,656)	
Receivables not collected within 30 days	(3,750)	
Excess good faith deposit	(175)	
Furniture and equipment	(101,139)	
Prepaid expenses and security deposits	(31,873)	
Total Non-allowable Assets		(184,593)
Net Capital Before Haircuts on Securities Positions		88,949
Haircuts on trading securities		(3,300)
Net Capital		$ 85,649
Less: Net capital requirement (greater of $24,695, 6 2/3% of aggregate indebtedness of $370,250, $50,000 or requirements applicable for market makers, $6,000)		50,000
Net Capital in Excess of Requirement		$ 35,649

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2004) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report		$ 107,341
Adjustments:		
Adjustment for depreciation expense	(5,697)	
Adjustment for dividends payable	(21,700)	
Adjustment for property and equipment	5,717	
Adjustment for accrued expenses	(10)	
Adjustment for rounding	(2)	
		(21,692)
Net Capital Per Above		$ 85,649

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
OCTOBER 31, 2004

Total Liabilities		$	370,250
Exclusions from aggregate indebtedness			-
Aggregate Indebtedness		$	370,250

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2004) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report		$	348,558
Adjustments:			
Adjustment to tax accrual	(10)		
Adjustment for dividends payable	21,700		
Adjustment for rounding	2		
Total Adjustments			21,692
Aggregate Indebtedness		$	370,250

SCHEDULE 3

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OCTOBER 31, 2004

The Company clears all customer transactions through the Pershing Division of Bank of New York on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

November 29, 2004

Board of Directors
Coburn & Meredith, Inc.
150 Trumbull Street - 6th Floor
Hartford, Connecticut 06103

In planning and performing our audit of the financial statements of Coburn & Meredith, Inc. for the year ended October 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Coburn & Meredith, Inc., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Bernardi & Company, LLC

BERNARDI & COMPANY, LLC
Certified Public Accountants